Exhibit 99.14

Black Mammoth Metals Stakes Claims and Samples Copper and Gold at Big Bear, Northern Star and Zulu Properties, AZ

BMM: TSX-V

VANCOUVER, BC, June 16, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that it has staked contiguous federal unpatented claims and completed a sampling program at the Company’s 100% owned Big Bear Copper property (“Big Bear”), Northern Star Copper property (“Northern Star”) and Zulu Gold property (“Zulu”), in Arizona, collectively (“the Properties”):

Big Bear:

The Big Bear property is in Gila County, AZ, at the north-eastern flank of the Mazatzal Mountains, managed by the U.S. Forestry Service, 12 kms south of the town of Payson with good gravel road access. Historical drilling campaigns in the 1950s through to the 1970s reported oxide copper mineralization, malachite and azurite, in holes down to approximately 120m with primary copper sulphide mineralization, bornite and chalcopyrite, continuing at depth along with some gold and silver mineralization in several of the historic drill holes.

The historic drill roads and pads at Big Bear still exist exposing outcrops of copper oxide mineralization. Within the mineralized area at surface, the Company sampled outcrops at the highest elevation as well as downslope in an attempt to understand the vertical extent of the surface mineralization referred to in historical reports and other data. The vertical extent of the samples is 74m (see Table 1 and Figure 1). The widths of the surface mineralization have not been fully verified by the Company and the true width of the surface mineralized zone is also unknown.

The Company’s intended exploration plan at Big Bear includes an induced polarization (IP) survey to try to locate the primary sulphide mineralization as well as to drill confirm and expand the known historic oxide mineralized area.

Property	New Claims Staked	Current Property Size (approximate)
Big Bear	12	125 hectares (309 acres)
Northern Star	8	164 hectares (405 acres)
Zulu	12	125 hectares (309 acres)

Black Mammoth Metals Stakes Claims and Samples Copper and Gold at Big Bear, Northern Star and Zulu Properties, AZ. (CNW Group/Black Mammoth Metals Corp)

Sample #	Copper (%)	Weight (kg)	Project	Easting UTM	Northing UTM	Type
BB01	0.005	0.46	Big Bear	457621	3782080	Chip - outcrop
BB02	0.795	0.28	Big Bear	457177	3782040	Chip - outcrop
BB03	0.382	0.50	Big Bear	457181	3782014	Chip - outcrop
BB04	2.700	0.48	Big Bear	457198	3781977	Chip - outcrop
BB05	0.411	0.54	Big Bear	457351	3781887	Chip - outcrop
BB06	2.730	034	Big Bear	457378	3781869	Chip - outcrop
BB07	1.400	0.74	Big Bear	457275	3781963	Chip - outcrop

Table 1 – Sample results for Big Bear. (CNW Group/Black Mammoth Metals Corp)

Zulu:

The Zulu property is located 8 kms to the east off the same access road as the Big Bear and hosts the historical high-grade Zulu underground gold mine. The vein strikes northwesterly across the property for 1,200m and is traceable by following mineralized outcrops. It is closely associated with a porphyry dike that is hosted in a larger diorite intrusive body. An outcropping gold mineralized vein structure was sampled by the Company (See Table 2 – Sample Z03, 1.8 g/t Au).

There are additional mineralized structures on the property and property-wide exploration is warranted. The Company’s geologists are gathering additional data for the property to assist in preparing an exploration plan.

Figure 1 – Vertical extent of samples at Big Bear (74 meters). (CNW Group/Black Mammoth Metals Corp)

Northern Star:

The Northern Star property is in La Paz County, AZ, southeast of the Buckskin Mountains, and 43 road kms east of Parker; with good gravel road access. Lands in this area are administered by the Bureau of Land Management. Copper oxide mineralization at surface occurs in a zone with an approximate 360m strike trending NE and a dip of about 35 degrees to the east. There are three shallow pits where a small amount of copper mineralized rock was removed for a heap leach operation during the 1960’s. Copper oxide minerals in the pits include mainly malachite with minor amounts of azurite (See Table 3 and Figure 2).

Bedrock geology in the project area is primarily a Pre-Cambrian gneiss unit that has been intruded by a Cretaceous intermediate porphyry as well as much younger Tertiary age andesite dikes. Overlying the gneiss is a heavily silicified Permian age limestone unit. Numerous copper mineralized faults are present which have a consistent easterly dip.

Exploration plans are presently being formulated that may include drilling a fence of shallow drill holes to test the downdip continuance of oxide copper mineralization and to target potential deeper sulphide mineralization associated with the faults.

Sample #	Gold (g/t)	Weight (kg)	Project	Easting UTM	Northing UTM	Type
Z01	0.012	0.66	Zulu	464461	3779615	Chip - narrow quartz vein
Z02	0.049	0.46	Zulu	464430	3779801	Chip - narrow quartz vein
Z03	1.800	1.38	Zulu	464538	3779727	Chip - vein outcrop

Table 2 – Sample results for Zulu. (CNW Group/Black Mammoth Metals Corp)

Sample #	Copper (%)	Weight (kg)	Project	Easting UTM	Northing UTM	Type
NS01	0.003	0.94	Northern Star	233154	3784678	Chip -outcrop
NS02	0.022	0.60	Northern Star	233118	3784660	Chip -outcrop
NS03	1.995	0.32	Northern Star	233496	3784976	Chip -outcrop
NS04	0.718	0.36	Northern Star	233431	3784951	Chip -historic pit
NS05	1.250	0.26	Northern Star	233400	3784929	Chip -historic pit
NS06	0.017	0.20	Northern Star	233340	3784885	Chip -historic pit
NS07	0.280	0.26	Northern Star	233416	3784855	Grab -historic leach pad
NS08	0.525	0.58	Northern Star	233430	3784861	Grab -historic leach pad
NS09	0.680	0.94	Northern Star	233423	3784877	Grab -historic leach pad

Table 3 – Sample results for Northern Star. (CNW Group/Black Mammoth Metals Corp)

Acquisition Terms (in USD):

Black Mammoth optioned 10 federal mining claims that covered the key ground at Big Bear, Zulu and Northern Star (the “Option”) from a private vendor in March 2024 by making an aggregate of $75,000 in cash payments (paid). These claims were considered a non-core asset and they are now 100% owned by Black Mammoth.

There are no royalties, work commitment amounts, finder’s fees or share compensation in connection with the Option.

The Company continues to acquire non-core exploration interests in the western US, by purchase and by staking.

About Black Mammoth Metals Corporation:

In the past 18 months, Black Mammoth Metals has acquired 100% interest in:

•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to 18 months ago).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Quality Assurance/Quality Control:

All sampling is conducted under the supervision of the Company’s project geologists and the samples are taken to the ALS Laboratory (ALS) in Reno or Elko, Nevada for preparation and analysis.

The ALS PREP-31 package is utilized for sample preparation. In this package, each sample is crushed to better than 70%, passing 2mm, then a 250-gram riffle split is then taken. This split is pulverized to a target of 85% passing 75microns; and a 30-gram portion of this pulverized split is digested by Four Acids and analyzed for gold by the Au-ICP 21 method, which is a Fire Assay, with an ICP-AES (Induced Coupled Plasma) finish. A 41-element suite is also run on the sample using the ALS ME-MS 41 multielement package. This method utilizes Aqua regia digestion followed by low detection ICP-MS (Induced Coupled Plasma) finish. Overlimit copper samples were processed using ALS’ OG46 Aqua Regia digestion followed by titration analysis. ALS Laboratories have ISO 9001 and 17025 accreditations. Black Mammoth Metals Corp’s QA/QC program includes regular insertion of CRM standards, duplicates and blanks into the sample stream with a stringent review of all results. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 2 – Northern Star samples NS04, NS05 and NS06 in historic pits, on strike. (CNW Group/Black Mammoth Metals Corp)

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:13e 16-JUN-25